

October 13, 2010

Via U.S. Mail and Facsimile (702) 920-8982

Mark Newcomer
Chief Executive Officer
3Pea International, Inc.
1700 W Horizon Ridge Parkway, Suite 102
Henderson, Nevada 89012

      Re: **3Pea International, Inc.**
                  Registration Statement on Form 10-12G
                  Filed September 16, 2010
                  File No. 000-54123

Dear Mr. Newcomer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that your filing will become effective by operation of law 60 days from the date of filing.

Item 1. Business

Overview, page 3

2.   You state that you went public in 1998. Please provide us with the name of the entity that went "public" as we can locate no record of this. In addition, please revise your document to describe the nature of your operations, the ownership structure of your

company and any other information that would appear to be material to an understanding of the development of your business.

Business of Issuer, page 4

3.   You state that you have issued more than 17 million prepaid debit cards under programs implemented for several Fortune 100 and 500 companies, including many of the top pharmaceutical manufacturing companies in the world. Please supplementally substantiate this claim. Such substantiation should identify the companies to which you refer.

Risk Factors

"We rely on relationships with card issuing banks to conduct our business, and our results of operations and financial position could be materially and adversely affected…," page 17

4.   We note that you have not filed as an exhibit any agreement in connection with Monterey County Bank. Given that substantially all of your cards are issued by this institution, it is unclear why you have not filed any agreements relating to this relationship pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Also, please provide us with quantitative data regarding the percent of your total revenues derived from your relationship with Monterey County Bank so as to provide potential investors with a better understanding of the scope of this risk.

"There is a limited market for our common stock," page 23

5.   You state that you plan to apply for trading on the OTC Bulletin Board after you register your common stock. Please revise to clearly indicate that your ability to have your shares quoted on the OTC Bulletin Board is contingent upon a subscribing market maker submitting an application on your behalf. To the extent that you have not yet found a market maker that has agreed to submit such an application to the OTC Bulletin Board, please clearly indicate as much.

Item 2. Financial Information

Overview, page 27

6.   Please consider enhancing your Overview to include a discussion of your plans to enter future markets, as well as the risks and uncertainties related to the entry into those markets. In this regard we note your disclosure on page seven relating to your identification of a "variety of other markets" that your debit cards can be used in, and that your ability to expand your debit cards to those other markets depends on your raising additional capital. Given the substantial liabilities you report in your financial

statements, you should also discuss how your ability to raise additional capital will affect your expansion plans. Finally, you should also consider how the regulatory environment in which your business operates will affect your ability to expand. For guidance, see Section III.A of SEC Release No. 33-8350.

7.   You state that the company has issued more than 17 million prepaid cards. Tell us and disclose the number of cards that have a prepaid balance. That is, you should disclose the actual number of cards that are being used and the average balance per card.

Results of Operations, page 28

General

8.   Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we note your statement that the material increase in your revenues during fiscal year 2009 was due to an increase in processing of program cards compared to the prior year primarily due to continuing market acceptance of your processing platform. Please describe for us the factors that you believe to be responsible for such continued market acceptance of your processing platform and whether you anticipate this trend to continue. See Item 303(a)(3)(ii) of Regulation S-K.

Fiscal Years Ended December 31, 2009 and 2008

9.   Disclose the number of program cards processed in each reporting period to enhance your discussion and analysis of why revenue has increased or decreased.

Six Months Ended June 30, 2010 and 2009

10.   Please further explain your statement that the decrease in revenue was primarily due to the timing of the commencement and expiration of pharmaceutical card programs. You should discuss the underlying factors that contributed to the decrease in revenue. We refer you to Section III.B.4 of SEC Release 33-8350.

11.   Please further explain your statement that the mix of revenues in 2010 resulted in lower cost of revenues as a percentage of revenues as compared to the same period in 2009. You should discuss the specific products or services that contributed to these changes. We refer you to Section III.B.4 of SEC Release 33-8350.

Liquidity and Capital Resources, page 30

12.   We note that you have not paid certain accounts payable that are held by nonessential vendors. In this regard, we note your disclosure under the risk factor subcaption "We

have substantial liabilities that may require that we raise capital" on page 16. Please describe the nature of these accounts payable and how they relate to your operations. Also, please provide us with quantitative data regarding these accounts payable and the length of time that they have gone unpaid.

13.   As a related matter, we note your discussion of your plan to raise capital through a private placement of your common stock to repay indebtedness and raise capital for expansion on page 18. We also note your discussion regarding your entering into a private placement letter of intent with Colorado Financial Service Corporation, a FINRA registered broker dealer, which will act as your lead placement agent to raise five million dollars in equity and/or debt and the related filed as Exhibit 10.5 to your document. Please revise to clearly indicate whether the private placement that you expect to provide you with funds to pay your outstanding debt and expand your operations is the same as the private placement being offered through Colorado Financial Service Corporation. Supplementally advise of the status of this offering, including the sales made to date, the number of investors, and the nature of the relationship between these investors and 3Pea. Finally, advise of the exemption from registration being relied upon and the facts that make the exemption available.

14.   Finally, your discussion and analysis of liquidity and capital resources should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please revise accordingly. We refer you to Section IV of SEC Release 33-8350

Critical Accounting Estimates, page 31

15. We note your statement that at this time you are not required to make any material estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue and expenses. Tell us why you believe your polices relating to revenue recognition, long lived assets recoverability, and share based payment arrangements do not require material estimates and tell us how you considered the guidance in Section V of SEC Release 33-8350. Further, explain why you discuss mining operations within this disclosure.

Item 3. Properties, page 31

16.   We refer to the disclosure regarding the data center in Las Vegas, Nevada on page 7. Please describe any lease or other ownership arrangements that you have with respect to this property. See Item 102 of Regulation S-K.

Item 5. Directors and Executive Officers, page 33

17.   For each director, please briefly discuss the specific experience, qualifications, attributes
        or skills that led to the conclusion that the person should serve as a director of your
        company, in light of your business and structure. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation

Summary Compensation Table, page 36

18.   Your summary compensation table includes information for Omar Khandekar. The
        disclosure that you have provided pursuant to Item 401 of Regulation S-K does not
        include this individual. Please advise or revise your summary compensation table so that
        it presents the disclosure required by Item 402(n) of Regulation S-K.

19.   Please expand footnote 1 to clarify whether the dollar amount recognized for financial
        statement reporting purposes for your awards of stock was calculated in accordance with
        FAS 123R. See Instruction 2 to Item 402(n)(2)(v) of Regulation S-K.

Item 10. Recent Sale of Unregistered Securities, page 38

20.   Please expand your disclosure to describe the facts relied upon for each issuance of
        securities pursuant to Section 4(2) of the Securities Act of 1933. Such expanded
        disclosure should state whether the purchasers in these transactions were accredited or
        sophisticated investors with access to information.

Financial Statements for the Years Ended December 31, 2009 and 2008

Balance Sheets December 31, 2009 and 2008, page F-3

21.   We note the minority interest balance is presented as a contra liability in your balance
        sheets as of December 31, 2009 and 2008, and that during 2008 you allocated a loss of
        $646,000 to the minority interest. Please tell us how you have considered the provisions
        of ARB 51 in accounting for your minority interest prior to the adoption of ASC 810-10-
        65. In this regard, tell us why it was appropriate to allocate losses to the minority interest
        in periods prior to the adoption of ASC 810-10-65 while the minority interest is a contra
        liability (i.e., debit balance). Further, tell us how the presentation of minority interest in
        your balance sheets and the income statements complies with the provisions of ASC 810-
        10-65. Ensure that your disclosures comply with paragraph ASC 810-10-50-1A.

Statements of Operations for the years Ended December 31, 2009 and 2008, page F-4

22.   We note the depreciation and amortization expense in your Statements of Operations for
        the Years Ended December 31, 2009 and 2008 does not agree to the depreciation and

amortization expense in your Statements of Cash Flows for the Years Ended December 31, 2009 and 2008. Explain why these are different amounts.

23. We note impairment of goodwill is included as a non-operating expense in your Statement of Operations for the Years Ended December 31, 2009 and 2008. Tell us how this presentation complies with the requirements of paragraph ASC 350-20-45-2. That is, the impairment charge should be included as an operating expense.

Statement of Stockholders' Deficit for the Years Ended December 31, 2009 and 2008, page F-5

24. We note that you issued 775,000 shares of common stock on March 4, 2008 for services valued at $0.40 per share. We further note your disclosure on page F-14 that you issued 775,000 shares of common stock in 2008 for services valued at $0.70 per share. Tell us how you determine the value to assign to these shares and indicate why those values represent fair value. Explain the different per share values disclosed for these transactions.

Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, page F-6

25. The dollar amounts presented under cash flow from operating activities do not appear to align with the appropriate line items. Revise to make the necessary corrections.

Notes to Financial Statements

1. Description of business, history and summary of significant policies, page F-7

26. Please disclose the nature and terms of your restricted cash account and your customer card funding liability. Indicate who has actual custodianship of these funds (i.e., you or the card issuing banks such as Monterey County Bank). Tell us why the restricted cash balances and the related liability should be shown on your financial statements. Further, disclose your accounting policies with respect to these accounts.

Description of business, page F-7

27. We note your disclosure that the 3PEA transaction was equivalent to the issuance of shares by a private company for the assets of an operational public company, accompanied by a recapitalization, and that the accounting for the 3PEA transaction was treated as a reverse acquisition, except that goodwill is not recorded. Please tell us how you considered the factors in paragraph 17a through 17e of SFAS 141 in determining to account for this transaction as a reverse acquisition. Further, given your disclosure that the Company was an operational company prior to the acquisition, tell us what factors you considered in determining to account for the transaction as a recapitalization. That is, tell us how you considered the factors in paragraph 9 of SFAS 141 and EITF Issue 98-3 in determining whether the Company represented a business prior to the acquisition.

Revenue and expense recognition, page F-9

28.   Please further disclose the terms of each of your fees and your revenue recognition
        policies in greater detail, including the following:

   •   Whether fees are paid up front, as services are provided, or upon completion of
        services, and when revenue is recognized for each of these fees;

   •   Whether you consider any of your arrangements to be multiple element arrangements
        an accordance with ASC 605-25 or ASC 985-605 and how you account for these
        arrangements. In this regard, disclose whether you consider the elements within these
        arrangements to be separate units of accounting. If so, disclose how you have
        determine fair value of the elements within these arrangements;

   •   Whether you account for your software development and consulting services pursuant
        to the provisions of ASC 985-605 and what your revenue recognition policies are
        with respect to these arrangements;

   •   Whether you account for your revenue transactions on a gross basis or a net basis in
        accordance with the provisions of ASC605-45, and the factors you considered in
        making this determination; and

   •   Whether the Company is responsible for refunding any fees under any
        circumstances, or has any obligations for disputed claim settlements, and how these
        obligations are accounted for.

Stock-Based Compensation, page F-10

29.   We note your disclosure that sock based compensation is accounted for using the Equity-
        Based Payments to Non-Employee Topic of the FASB ASC, and that you determine the
        value of the stock issued at the date of grant. Tell us how you have considered the
        provisions of ASC 505-50-30-11 in determining the measurement date for non-employee
        awards. Further, tell us what consideration you gave to disclosing the vesting conditions
        and expense recognition policies for these awards. We also note your disclosure that
        stock based fair value compensation for employees is determined as of the date of the
        grant or the date at which the performance of the services is completed (measurement
        date). Please tell us how you have considered the provisions of ASC718-10 in
        determining the measurement date for employee awards.

6. Notes Payable, page F-13

30.   We note your disclosure that as a result of a plan of reorganization, the Company
        discharged $702,273 of indebtedness. We further note your disclosure on F-14 that a total

of $354,600 of notes payable was discharged. Tell us and disclose the details of the additional debt that was discharged in connection with the reorganization.

31.   Explain how the $180,000 note payable was discharged when you disclose that the reorganization plan converted these obligations into obligations that are payable without interest over sixty months. Since your disclosure states that the plan does not discharge these obligations, explain why you believe that you have been legally released from these indebtedness. We refer you to ASC 405-20-40-1b.

8. Commitments and Contingencies, page F-15

32.   We note your disclosure that the company is contingently obligated to issue an additional 888,795 shares in exchange for 12,443,130 shares of Wow common stock outstanding. Tell us and disclose the terms of this obligation and indicate whether the holders of Wow stock can put their shares to the company. Explain how you are accounting for this obligation and cite the accounting literature that supports your accounting.

Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009

Statement of Stockholders' Deficit for the Six Months Ended June 30, 2010, page G-4

33.   We note that during the six months ended June 30, 2010, you issued 6,000,000 shares of common stock for services, valued at $.01 per share, and 100,000 shares of common stock, valued at $.25 per share. Tell us whether these shares were issued to employees or non-employees, how you have determined the measurement date, the fair value of the shares, and the period over which the expense will be recognized. Further, tell us the authoritative literature you relied on in making these determinations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director